

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via E-mail
Mr. Mark Groussman
Chief Executive Officer
American Strategic Minerals Corporation
c/o National Corporate Research Ltd.
202 South Minnesota Street
Carson City, NV 89703

> **Re:** **American Strategic Minerals Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Supplemental response filed November 30, 2012**
> **File No. 0-54652**

Dear Mr. Groussman:

We reviewed the supplemental response and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

General

1. Your November 30, 2012 response to comment 1 in our November 27, 2012 letter states that "The Company's written consent approving the name change and the prospective reverse split was obtained by a shareholder of the Company who cast his vote and delivered the votes required to authorize the transaction under state law who is neither an officer or director of the Company and as such is not an affiliate of the Company." Conversely, your November 8, 2012 response to comment 1 in our November 5, 2012 letter states that "The Company has already obtained the requisite consents. Four of these persons are name in the beneficial ownership table, consisting of John Stetson, Barry Honig, Pershing Gold Corporation and the

undersigned Mark Groussman. In addition, the Company obtained the consents from three other persons not named in such table." See also the disclosure in the amended Form 8-K filed on November 8, 2012.

Please reconcile the November 8, 2012 response, the November 30, 2012 response, and the disclosure in the amended Form 8-K filed on November 8, 2012 for us.

2. Tell us the name of the shareholder of the company who cast his vote. Further, tell us the names of the other shareholders whose votes this shareholder delivered. Additionally, provide us a discussion and analysis of why the shareholder who cast his vote is not an affiliate of the company.

3. Your November 30, 2012 response to comment 3 in our November 27, 2012 letter states that "…Sampo is not considered a business but rather comprised a single asset consisting of its patent rights." The Form 8-K filed on November 20, 2012 discloses that the Sampo members transferred all of the issued and outstanding membership interests of Sampo to the company in exchange for an aggregate of 9,250,000 shares of the company's common stock. Tell us the monetary value of the 9,250,000 shares of the company's common stock issued in the share exchange as well as what the life of the patent rights is. Additionally, the Form 8-K filed on November 20, 2012 suggests that Sampo is engaged in an ongoing business rather than simply existing as a single asset. Please reconcile.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on comments and disclosure issues to Edward M. Kelly at 202-551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006